UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ONEMAIN HOLDINGS, INC.
(Name of Subject Company)

IEG HOLDINGS CORPORATION
(Offeror and Issuer) (Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

85172J101
(CUSIP Number of Class of Securities)

Paul Mathieson President and Chief Executive Officer IEG Holdings Corporation 6160 West Tropicana Ave., Suite E-13 Las Vegas, NV 89103 (702) 227-5626
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Laura Anthony, Esq. Legal & Compliance, LLC 330 Clematis Street, Suite 217 West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,468,826,186.40	$170,236.96

*	Estimated solely for the purpose of calculating the registration fee. The market value of securities to be received was calculated as the product of (i) 269,509,392 shares of IEG Holdings Corporation common stock to be issued if all outstanding OneMain Holdings, Inc. shares are tendered (134,754,696 OneMain Holdings, Inc. shares outstanding as of November 1, 2016, as reported in OneMain Holdings Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016) and (ii) the last sale price of IEG Holdings Corporation’s common stock of $5.45 per share on December 30, 2016.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$170,236.96
Form or Registration No.:	Form S-4

Filing Party:	IEG Holdings Corporation
Date Filed:	January 5, 2017

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by IEG Holdings Corporation (“IEG Holdings”), a Florida corporation. This Schedule TO relates to the offer (the “Offer”) by IEG to exchange for each outstanding share of common stock, $0.01 par value per share, of OneMain Holdings, Inc. (“OneMain”), a Delaware corporation, two shares of IEG Holdings common stock for each share of OneMain common stock.

IEG Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated January 5, 2017, relating to the offer and sale of shares of IEG common stock to be issued to holders of OneMain shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “The Offering” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is OneMain Holdings, Inc., a Delaware corporation. Its principal executive office is located at 601 N.W. Second Street, Evansville, Indiana 47708, and its telephone number is (812) 424-8031.

(b) Based upon information in the most recently available filing with the SEC by OneMain, As of November 1, 2016, there were 134,754,696 shares of OneMain common stock issued and outstanding. This information is based upon information in OneMain’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed on November 8, 2016, OneMain’s most recently available filing with the SEC.

(c) The information concerning the principal market in which the OneMain shares are traded and certain high and low sales prices for the OneMain shares in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus and is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) The information set forth in the section of the Prospectus entitled “The Companies—IEG Holdings” in the Prospectus is incorporated into this Schedule TO by reference.

(c) The information set forth in the section of the Prospectus entitled “IEG Holdings’ Management” in the Prospectus is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) There have been no transactions that occurred during the past two years between IEG Holdings (including any person specified in Instruction C of the Schedule TO) and (i) OneMain or any of its affiliates that are not natural persons if the aggregate value of the transactions is more than 1% of OneMain’s consolidated revenues for (x) the fiscal year when the transaction occurred, or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year, or (y) any executive officer, director or affiliate of OneMain that is a natural person if the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

(b) There have been no negotiations, transactions or material contacts during the past two years between IEG Holdings (including subsidiaries of IEG Holdings and any person specified in Instruction C of the Schedule TO) and OneMain or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of OneMain’s securities, election of OneMain’s directors, or sale or other transfer of a material amount of assets of OneMain.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the Introduction and in the section of the Prospectus entitled “The Offer” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “The Offer” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Prospectus entitled “The Companies—IEG Holdings” and “The Offer” is incorporated into this Schedule TO by reference.

(b) None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus entitled “IEG Holdings’ Reasons for the Offer, and the Acquisition” “The Offer—Procedure for Tendering” and “The Offer—Fees and Commissions” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The consolidated financial statements of IEG Holdings for the year ended December 31, 2015, and the notes thereto, and the condensed consolidated unaudited financial statements of IEG Holdings for the quarter ended September 30, 2016, and the notes thereto, set forth in the Prospectus beginning on Page F-1 are incorporated into this Schedule TO by reference.

(b) The information set forth in the section of the Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

(a)(1) None.

(a)(2), (a)(3) The information set forth in the section of the Prospectus entitled “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in the section of the Prospectus entitled “The Offer—Effect of the Offer on the Market for the OneMain Shares; Registration Under the Exchange Act; Margin Regulations” is incorporated into this Schedule TO by reference.

(a)(5) The information set forth in the section of the Prospectus entitled “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Prospectus and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to IEG Holdings’ Registration Statement on Form S-4 filed on January 5, 2017 (the “S-4”)).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Prospectus registering the offer and sale of IEG Holdings common stock to be issued in the offer (incorporated by reference to the S-4).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	January 5, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to IEG Holdings’ Registration Statement on Form S-4 filed on January 5, 2017 (the “S-4”)).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Prospectus registering the offer and sale of IEG Holdings common stock to be issued in the offer (incorporated by reference to the S-4).